Exhibit 5.1

[LETTERHEAD OF DAVIS POLK & WARDWELL LLP]

March 15, 2010

PartnerRe Ltd.
90 Pitts Bay Road
Pembroke HM 08
Bermuda

Ladies and Gentlemen:

We have acted as United States counsel in connection with the Registration Statement on Form S-3 filed by PartnerRe Finance B LLC, a Delaware limited liability company (the “Company”), and PartnerRe Ltd., a Bermuda company (the “Guarantor”), with the United States Securities and Exchange Commission (File No. 333-138531) under which the Company and the Guarantor have registered under the United States Securities Act of 1933, as amended (the “Act”), among other securities, $500,000,000 aggregate principal amount of the Company’s 5.500% Senior Notes Due 2020 (the “Notes”).  The Notes are to be issued pursuant to an Indenture and First Supplemental Indenture, each dated March 15, 2010 (together, the “Indenture”) among the Company, the Guarantor and The Bank of New York Mellon, as Trustee (the “Indenture Trustee”).  The Notes are to be guaranteed pursuant to a Senior Debt Securities Guarantee Agreement and First Supplemental Debt Securities Guarantee Agreement, each dated March 15, 2010 (together, the “Guarantee Agreement”) among the Guarantor and The Bank of New York Mellon, as Trustee (the “Guarantee Trustee”).  Capitalized terms used but not defined herein have the meaning assigned to them in the Indenture.

We have examined originals or copies, certified or otherwise identified to our satisfaction, of such documents, corporate records, certificates of public officials and other instruments as we have deemed necessary or advisable for the purpose of rendering this opinion.

Based on and subject to the foregoing, we are of the opinion that:

(1)           The Indenture has been duly authorized, executed and delivered by the Company and, assuming the due authorization by the Guarantor and the Indenture Trustee, is a valid and binding agreement of the Company, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability, provided that we express no opinion as to the enforceability of any waiver of rights under any usury or stay law;

PartnerRe Ltd.	2	March 15, 2010

(2)           The Notes have been duly authorized, and, when executed and authenticated in accordance with the provisions of the Indenture and delivered to and paid for by the underwriters pursuant to the underwriting agreement relating to the Notes, will be valid and binding obligations of the Company, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability, and will be entitled to the benefits of the Indenture pursuant to which such Notes are to be issued, provided that we express no opinion as to the enforceability of any waiver of rights under any usury or stay law; and

(3)           Assuming the due authorization by the Guarantor and the Guarantee Trustee, the Guarantee Agreement is a valid and binding agreement of the Guarantor, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability.

We are members of the Bar of the State of New York, and our opinion is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement, and we consent to the reference to us under the caption “Validity of the Notes” in the prospectus supplement relating to the Notes, in each case without admitting that we are experts within the meaning of the Securities Act of 1933, as amended.

Very truly yours,

/s/ Davis Polk & Wardwell LLP